July 27, 2018

Marcelo Ribeiro
Chief Financial and Investor Relations Officer
NATIONAL STEEL CO
Av.Brigadeiro Faria Lima, 3400 - 20th floor
04538-132, Sao Paulo-SP, Brazil

        Re: NATIONAL STEEL CO
            Form 20-F for the year ended December 31, 2017
            Filed on May 1, 2018
            File No. 001-14732

Dear Mr. Ribeiro:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2017

8.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments, page FS-29

1. We note your tabular disclosure for the various investments accounted for under the equity method and the various joint ventures and joint operations that the company is a part of. As it relates to your investment in Transnordestina Logistica S.A., please clarify what the fair value allocated to TLSA in loss of control is intended to represent. In that regard, please tell us and further expand your disclosures to clarify the facts and circumstances that may have resulted in the loss of control of your TLSA investment and the related accounting treatment and authoritative literature you relied on.
8.d) Joint ventures and joint operations financial information, page FS-33
 Marcelo Ribeiro
NATIONAL STEEL CO
July 27, 2018
Page 2
2. Please further tell us and expand your disclosures to discuss the facts and circumstances that resulted in the determination an impairment trigger was present in 2016 that resulted in the evaluation of TLSA's own long lived assets. In that regard, please clarify whether, the R$387,989 that was recorded as other operating expenses represented the write down of your investment in TLSA or whether that was the company's proportional amount of any impairment loss that was recognized by TLSA. Please tell us how you applied the guidance in paragraphs 40-42 of IAS 28 given that it appears you are accounting for your investment in TLSA as an equity method investment based on your disclosure on page
         FS-10.
23.Other Operatinig Income (Expenses), page FS-72

3. We note your tabular disclosure detailing the various line items impacting your other operating income and expenses for the periods presented. Please further expand your disclosures to highlight the facts and circumstances that led to the R$755,151 monetary adjustment related to the Eletrobras Compulsory loan. In that regard, please clarify the nature of the arrangement with Eletrobras and the resulting negotiation and/or conflict that resulted in a favorable judicial decision. In your response, please also address how you are accounting for the arrangement with Eletrobras.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady, at 202-551-3891 or in his absence, Terence O'Brien at 202-551-3355 with any questions.


FirstName LastNameMarcelo Ribeiro
                                                              Division of
Corporation Finance
Comapany NameNATIONAL STEEL CO
                                                              Office of
Manufacturing and
July 27, 2018 Page 2                                          Construction
FirstName LastName